EXHIBIT (a)(1)(C)

ANNOUNCEMENT FROM GORDON STITT

SENT TO EMPLOYEES OF THE COMPANY ON MARCH 25, 2003

Extremists,

I’d like to start by saying thank you for all your efforts on behalf of Extreme and our customers. Extreme succeeds because of all of you, and the executive team and I value each of you and the jobs you do.

As you know, we have put a great deal of time and effort into reviewing alternatives to address our stock option issue. We wanted to do the right thing—at the right time—making sure we chose the best course of action for all concerned. We had to balance the needs of three distinct interests: you—Extreme employees, Extreme shareholders, and Extreme as an enterprise.

As I have mentioned in company meetings and previous emails finding a solution for employees has been a top priority. Pursuing this has taken an enormous amount of research and effort. We have looked at all of the alternatives (and there are many) and reviewed each with our legal counsel, accountants and consultants. This has been a time-consuming process, and I do apologize for the delay in announcing this.

Based on all of the alternatives, the best solution is to implement a stock option exchange program. This is a voluntary program permitting employees to exchange eligible stock options on a 3-for-5 basis, as detailed below and in the attached documents. I encourage you to review all the materials thoroughly before making your decision.

I know many of you are frustrated by the continued economic sluggishness—it is frustrating for all of us. Over the long term, the market rewards performance. Our new products will give us a competitive advantage in the marketplace. Now, our future success is directly related to our own ability to execute. Let’s go do it!

Thank you all for your continued efforts and loyalty to Extreme.

gs

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Extreme Networks Stock Option Exchange Program

You are eligible to participate in this Offer if you are currently employed by Extreme or one of our subsidiaries and remain employed on the date that your surrendered options are canceled, which is currently scheduled to occur on April 22, 2003. However, executive officers of Extreme, sales executives reporting directly to our Vice President, Worldwide Sales and members of our Board of Directors are not eligible.

Options eligible for exchange are those granted under our 1996 Stock Option Plan, 2000 Nonstatutory Stock Option Plan or 2001 Nonstatutory Stock Option Plan which have an exercise price greater than $12.00 per share. Participation in this Offer is voluntary. You may either keep all of your current options—at their current exercise prices with their existing vesting schedules—or you may elect to exchange your eligible options for new options that will have an exercise price equal to the closing market price per share of our stock on the date they are granted, six (6) months and one (1) day after the close of the exchange offer, which we currently expect will be October 23, 2003.

You must remain employed by Extreme or one of our subsidiaries on the new option grant date in order to receive new options. On the new option grant date, you would be granted a new option to purchase three shares for every five shares subject to your old canceled options. The new options will have a new vesting schedule that is described in the attached Q&A.

IT has created a web page where election forms may be submitted. In addition to the tender offer documents, a list of your eligible option grants, the grant date and the grant price will be available on this web page, along with instructions for submitting your election form. Employees with eligible shares will receive a password for this web page from IT.

The Securities and Exchange Commission (“SEC”) rules require that employees be provided at least 20 business days to make an election to participate. Election forms must be received by the deadline of 9:00 p.m., Pacific Time, on April 21, 2003. Late forms will not be accepted. On April 22, 2003, all option grants that participating employees have elected or are required to exchange will be canceled.

If you elect to participate, you must surrender for exchange all of your eligible options. You will not be able to select from among your eligible options which options you wish to exchange. In addition, if you elect to participate, you will be required to surrender for exchange any options granted to you after September 24, 2002, regardless of their exercise price.

Under this program, new options cannot be granted for at least six months and one day after the old options are canceled. Since new options will not be granted until on or about October 23, 2003 and will have an exercise price that will be equal to the closing market price on that date, there is no guarantee that the new options will have a lower exercise price than the old options you exchange.

This offer is subject to conditions described in the Offer to Exchange and its exhibits, which we have filed with the SEC. These documents are also attached to this email as a zipped file. [To install WinZip, go to Vault 13: \\Vault13\IT\Software\winzip\SETUP.EXE.]

The attached Q&A and presentation explain the program in more detail. These documents are also available on the intranet, on the stock exchange program page: http://intranet.extremenetworks.com/optionexchange. There are risks associated with this program, and you are strongly encouraged to read the attached materials carefully to fully understand the risks and benefits of this program.

We will hold a company meeting at the Santa Clara office next week, and conference calls for other locations, to explain the program in more detail and respond to any questions that you may have. A complete schedule will follow.

Questions about the program can be sent to exchange@extremenetworks.com.

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